Exhibit 99.1

FOR IMMEDIATE RELEASE

BioBlast Pharma Announces Preclinical and Clinical Pharmacokinetic Results with Cabaletta, Interim Safety Results from Phase 2/3 HOPEMD Study in OPMD

·	Interim Data on First 11 Patients in the Ongoing Phase 2/3 HOPEMD Study Suggest Cabaletta to be Safe and Well Tolerated with No Drug Related Adverse Events

TEL AVIV, Israel, September 17, 2014 – BioBlast Pharma Ltd (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today positive preclinical and clinical pharmacokinetic (PK) data on Cabaletta, its drug candidate for patients suffering from oculopharyngeal muscular dystrophy (OPMD). The Company also announced interim safety results from the ongoing Phase 2/3 HOPEMD study in OPMD.

“We are encouraged with results of our pharmacokinetic and safety studies,” commented Dr. Dalia Megiddo, Chief Executive Officer of BioBlast. “We believe that these results validate the effectiveness of our Cabaletta formulation and method of administration in delivering our drug into muscle cells for prolonged periods of time. The human PK results are consistent with the preclinical data and altogether deepen our understanding of the pharmacokinetics of Cabaletta and our ability to direct it to human tissues. The lack of any drug related adverse events in the patients analyzed from the Phase 2/3 HOPEMD study is yet an additional reassurance as we move forward with our clinical program.”

Cabaletta, BioBlast’s clinical therapeutic platform is based on Trehalose, a disaccharide known as an effective protein stabilizer and enhancer of autophagy. Prior to the development of the Cabaletta unique formulation, there was no way to get Trehalose into patients’ cells due to the natural enzymatic processes that broke the disaccharide into glucose. The specific enzymes that catabolized Trehalose are abundant in the intestine, blood, liver and kidneys.

BioBlast performed a study in SD (Sprague- Dawley) rats comparing the pharmacokinetics of Trehalose after oral and IV administrations. All animals were treated either with 1g/kg of oral or IV trehalose. The mean plasma exposure of Trehalose was 182 times higher after IV administration compared to oral administration. Cmax (the highest measured drug concentration) after IV administration was 1379 microgram/ml compared to 4.28 microgram/ml after oral administration. The half-life (T1Ž2) after IV administration was 2.07 hours compared to 0.74 hours for oral administration.  The AUC (a measure of total drug exposure over time) after IV administration was 781 microgram*h/ml versus 4.52 microgram*h/ml after oral administration.  Importantly Trehalose was detected in muscles in significant concentrations: AUC in muscles was 107 microgram*h/ml after IV administration. No trehalose was detected in muscles after oral administration. Trehalose significant concentrations in muscles were detected for 48 hours with T1Ž2 of over 33 hours.

Following the rat study BioBlast performed a pharmacokinetic study in patients receiving Cabaletta as part of its multicenter international study for OPMD. The results of the pharmacokinetic study in humans were found to be consistent to those found in rats and similar plasma exposure required for trehalose penetration into cells.

The T1Ž2 after IV administration to humans was 1.97 hours, similar to 2.07 observed in animals. The highest measured drug concentration (Cmax) was 1579 microgram/ml – similar to 1379 microgram/ml found in animals. AUC after IV administration to humans was 4863 h*microgram/ml compared to 781 h*microgram/ml found in animals.

Additionally, BioBlast released the results of its initial interim safety and tolerability analysis of Cabaletta from the first 11 patients in the ongoing Phase 2/3 HOPEMD study.  All patients in this analysis received an average of 7 weekly infusion of the full study dose. There were no drug related adverse events and all safety parameters including vital signs, blood biochemistry hematology and immunology and ECG were unchanged after close to 2 months of therapy.  Specifically, glucose and insulin blood levels remained within normal ranges following Cabaletta administration.  An increased level of glucose in the urine (Glycosuria) was detected in all patients immediately following Cabaletta administration signifying the effective clearance of trehalose by the kidneys.

One serious, non-drug related, adverse event was reported, a urinary tract infection in a patient who had undergone a prior operation for kidney cyst. The patient fully recovered following treatment with antibiotics. The patient continues to participate in the trial.

About Cabaletta

Cabaletta is chemical chaperone that protects against pathological processes in cells. It has been shown to reduce pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Cabaletta has been documented as demonstrating significant efficacy in preclinical animal models of OPMD and other PolyA/PolyQ diseases.

About OPMD

OPMD is an inherited myopathy characterized by dysphagia (difficulty in swallowing) and the loss of muscular strength and weakness in multiple parts of the body. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. These last two are often the cause of death. The disease is caused by genetic mutation responsible for the creation of a mutant unstable protein (PABPN1) that aggregates within patient’s cell.

About BioBlast Pharma

BioBlast Pharma is a publicly traded, clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases.

Founded in 2012, the company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss the potential of Cabaletta formulation and delivery method to be effective, that we will move forward with our clinical program, or that our platforms potentially offer solutions for several genetic diseases. Because such statements deal with future events and are based on Bio Blast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bio Blast Pharma’s registration statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) and in any subsequent filings with the SEC.  In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research and clinical and preclinical trials results. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Company Contact:	U.S. Investor Contact:
Zoe Shafir	Michael Rice
+972 722 409 060	Founding Partner
zoe@bioblast-pharma.com	LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6979